Exhibit 1

FOR IMMEDIATE RELEASE	20 NOVEMBER 2013

WPP PLC (“WPP”)

Y&R acquires majority stake in Plasenta Conversation Agency, a Turkish social media agency

WPP announces that its wholly-owned operating company, Y&R, the global marketing communications network, has acquired a majority stake in Plasenta Conversation Agency, a social media agency based in Istanbul, Turkey.

Founded in 2011, Plasenta Conversation Agency specialises in social media monitoring and management and digital media projects for Turkish and international markets. The agency employs over 60 people and clients include Coca-Cola, Vodafone, and TEB BNP Paribas.

Plasenta Conversation Agency’s unaudited revenues for the year ended 31 December 2012 were TRY 3.5 million, with gross assets as at the same date of TRY 1.5 million. Unaudited revenues in the twelve months to September 2013 were TRY 7.3 million.

This investment continues WPP’s strategy of developing its services in fast growing markets and sectors, such as the Next 11 (which includes Turkey), where WPP employs 10,000 people and generates revenues (including associates) of around US$800 million. In Turkey itself, WPP companies (including associates) employ nearly 1,000 people, generating revenues of US$100 million. This is the fourth investment made by WPP in Turkey in the past two years.

WPP’s digital revenues were well over US$5billion in 2012 and represented 33% of total Group revenues of US$16.5billion. The Group is targetting at least 40-45% of revenues to come from each of fast-growth markets and new media over the next five years.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204